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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metric Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Stamford Plaza, 281 Tresser Blvd, Suite 1506

(No. and Street)

(City)	(State)	06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Weidner - (646) 838-0922

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP

(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Weldner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metric Point Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

(see Notary Attachment)

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 23 day of February, 20 21 by James Weidner,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MAXFIELD SAMUEL CONKLIN
COMM...2231267
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Feb. 15, 2022

Signature (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report,
(Title or description of attached document)

Oath or Affirmation
(Title or description of attached document continued)

Number of Pages ____ Document Date 2/23/21

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- ☒ State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- ☒ Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- ☒ Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- ☒ Signature of the notary public must match the signature on file with the office of the county clerk.
- ☒ The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ☒ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ☒ Indicate title or type of attached document, number of pages and date.
- ☒ Securely attach this document to the signed document with a staple.

METRIC POINT CAPITAL, LLC

Report of Independent Registered Public Accounting Firm and Financial Statement

December 31, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members
Metric Point Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Metric Point Capital, LLC (the Company) as of December 31, 2020 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 22, 2021

We have served as the Company's auditor since 2017.

Metric Point Capital, LLC
Statement of Financial Condition
For the Year Ended December 31, 2020

Assets	
Cash	$ 2,806,786
Accounts receivable	7,339,294
Prepaid expenses	70,347
Security deposits	26,021
Fixed assets (net)	33,251
Operating lease - right of use asset	370,749
Total assets	$ 10,646,448
Liabilities and Members' Equity	
Liabilities	
Accounts payable	$ 13,485
Operating lease - liability	370,749
Loan Payable	125,000
Total liabilities	509,234
Members' equity	
Members' equity	10,137,214
Total liabilities and Members' Equity	$ 10,646,448

The accompanying notes are an integral part of these financial statements.

1. **Nature of Business**

Metric Point Capital, LLC (the "Company") was formed under the laws of the State of Delaware on September 13, 2016. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), effective date July 6, 2017. The Company conducts investment banking activities, specifically private placements and advisory services and does not take custody of securities. The Company maintains offices in San Clemente, CA, New York, NY, Chicago, IL, Austin, TX and Stamford, CT.

2. **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and income are recognized when incurred.

Cash
The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at a financial institution.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326)*, which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportive forecasts. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. This forward-looking expected loss model generally will result in the earlier recognition of allowances for losses. The Company adopted ASU No.2016-13 effective January 1, 2020 with no material impact on our financial statements.

Contract Balances
The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment, and a liability when the payment is received and the performance obligations are not yet satisfied. The Company had receivables related to revenues from contracts with customers of $8,359,748 at January 1, 2020. The Company had no liabilities related to contracts with customers as of December 31, 2019 or December 31, 2020.

Leases
The Company has one long-term operating lease for the main office which expires on June 8th, 2024. The Company recorded an operating lease right of use asset ("ROU") and a corresponding lease liability as of December 31, 2020. According to the lease terms of the lease agreement, space was offered as on "as-is" basis with no option to renew or extend beyond the end of the lease term. The lease has no incentives. See Note 4 for future lease commitments. The Company determines if the arrangement is a lease at inception. The Company made an accounting policy election to not capitalize leases with an initial term of 12 months or less. The ROU asset and corresponding liability are reported separately on the Statement of Financial Condition. The ROU asset represents the right to use the underlying asset for the lease term and the lease liability represents the

obligation to make lease payments arising from the lease. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term. The operating lease did not provide an implicit rate, we used our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company recognizes rent expense on a straight line basis and amortizes the associated lease liability over the lease.

Fixed Assets, Net
Fixed Assets are recorded at cost. Depreciation and amortization are provided using the straight line method over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	Life		Carrying Value
Computer equipment and software	3 - 5 Years	$	17,030
Telephone Equipment	3 - 5 Years		2,286
Furniture & Fixtures	7 Year		26,861
			46,177
Less accumulated depreciation and amortization			(12,926)
Fixed assets (net)		$	33,251

Income Taxes
The Company has elected to be taxed as a Partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the individual members are liable for individual income taxes on their respective share of the Company's taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2016 through 2019 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Instruments and Fair Value
The carrying amounts of the Company's financial instruments, including cash, accounts receivable and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

3. Accounts Receivable and Credit Losses

Accounts receivable are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and its history of collection, current conditions, and expectations about the future. We estimated our allowance for credit losses using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The factors for pooling our accounts receivable balances were specific to each revenue stream based on our risk assessment, past

patterns of collectability, our knowledge of the business, and customer-specific situations. We apply estimated reserve percentages to the risk pools identified, which are derived from historical write-off factors that are based on the accounts receivable balance's delinquency status and adjusted as appropriate for our reasonable and supportable estimates of current and future economic conditions. We believe that historical trends provide for a basis for estimating future patterns of losses because there have been no significant changes in the mix or risk characteristics of the accounts receivable revenue stream pool populations from the risk pools used to calculate our historical write-off rates. At each measurement date we reassess whether our accounts receivable pools continue to exhibit similar risk characteristics. We then determine if assets need to be isolated further as part of their own specific line item reserve due to specific events, such as a customer's inability to meet its financial obligations. (i.e. customer disputes, highly unresponsive customers, delinquency of the receivable, or other indicators of credit deterioration of customers). The Company has determined that no allowance for credit losses is necessary as of December 31, 2020. The Company does not typically recognize interest income on trade receivables. The balance in accounts receivable was $7,339,294 at December 31, 2020 and $8,359,748 at December 31, 2019.

4. Commitments and Contingencies

The Company leases office space in various cities throughout the United States, under separate lease agreements.

The first is a month to month lease in Chicago through WeWork, which commenced on August 1, 2020. The lease provides for a 30-day opt out, with written request.

The second office location is in San Clemente through San Clemente Office Suites, which commenced September 1, 2020 and is valid for one year. The lease provides for an automatic renewal at the current term. The lease provides for a 60-day opt out, with written request.

The third office location is in Stamford, CT through One Stamford Plaza Owner, LLC, which commenced March 8, 2019 and is valid for six years.

The fourth office is located in New York City through ServCorp, which commenced on March 1, 2017. The lease provides for a 30-day opt out, with written request.

The fifth office location is in Austin, TX through Industrious Aus 201 W 5th LLC, which commenced September 1, 2020 and is valid for one year.

The following is a schedule of future minimum annual lease payments required under these non-cancellable operating leases:

Year Ending December 31,	
2021	$ 110,044
2022	95,990
2023	97,976
2024	99,962
Thereafter	67,524
	471,496
Less short term leases	(16,040)
Less pv discount	(84,707)
Operating lease liability	$ 370,749

Rent expense for the year ended December 31, 2020 totaled $132,794. It is reflected on the statement of income as a component of general and administrative expenses.

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

5. Loan Payable

On May 8, 2020, the Company was granted a loan through its bank in the aggregate amount of $125,000, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title 1 of the CARES Act, which was enacted March 27,2020. The loan was in the form of a note dated April 30, 2020 and matures on May 8, 2022. The note bears interest at a rate of 1% per annum. Originally the monthly loan payments were set to commence on November 8, 2020, but the lender has extended the repayment terms of the note to align with the Protection Program Flexibility Act of 2020 ("Flexibility Act"). Consequently, monthly loan payments are not set to commence until May 8, 2021. The note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualified expenses as described in the CARES Act.

6. 401(k) Plan

The Company (the "Plan Sponsor") adopted a qualified 401(k) Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Plan covers substantially all of its employees. Contributions at the discretion of the Plan Sponsor are determined as a percentage of each covered employee's compensation and the amount paid by the Company totaled $233,668 for the year ended December 31, 2020 and is reflected on the statement of income as a component of salaries and related benefits expenses.

7. Concentration of Credit Risk

Cash is maintained with high quality institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company extends credit to its customers, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

During the year ended December 31, 2020, the Company had three customers that each accounted for at least 10% of total revenues. These customers represent 77% of total revenues as of and for the year ended December 31, 2020. During the year ended December 31, 2020, the Company had five customers that each accounted for at least 10% of accounts receivable. These customers represent 83% of total accounts receivable as of and for the year ended December 31, 2020

8. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2020, the Company had net capital of $2,668,301 which was $2,659,069 in excess of the minimum net capital requirement of $9,232. The Company's ratio of aggregate indebtedness to net capital was .0519 to 1.

9. Risks & Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operations and cash flows cannot be reasonably estimated at this time.